UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Australian Site Tour Mt Keith Operation

Jaco Harwig

General Manager

28 October 2008

Important notices

Reliance on third party information The views expressed here contain information that have been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2008 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Cautionary Note to US Investors

The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resources” and “deposits” would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2008, which can be viewed at www.bhpbilliton.com. Phil Hopkins (Resource and Reserves), who is a member of AusIMM and full time employee of BHP Billiton and has the required qualifications and experience, verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Resources and Reserves.

Slide 2

Agenda

Key Messages

Sustainability Business Overview Growth Options

Slide 3

Key messages

Increasing mining rate to compensate for increased strip ratio

Processing plant improvements to treat talc ores

Owner operator

Growth options

Slide 4

Agenda

Key Messages

Sustainability Business Overview Growth Options

Slide 5

Zero Harm – our focus

Total Recordable Injury Frequency Rate

We are determined to improve our safety

(TRIFR)

performance through:

– Continued implementation of Fatal

Risk Control Protocols

– An emphasis on field leadership 5 and operational discipline

– In-pit monitoring using radars

– Pit fleet boarding ramps to reduce personnel-equipment interaction

– Targeted programs to reduce the incidence of soft tissue injuries

Boarding ramp

FY2005 FY2006 FY2007 FY2008

25 20 15 10 0

Slide 6

People

Current Workforce:

Nickel West Staff: 285 15% Female and 85% Male

Contractors: 786

12% Female and 88% Male

Total Workforce: 1071 3% Indigenous

Key Diversity Strategies:

Work Readiness Programs

Indigenous Participation Strategy

A proactive recruitment model based on promoting diversity

Slide 7

Owner operation transition

Mount Keith Mining Alliance commenced in March 2003

Strategic decision transition to owner operation

Modelled on Leinster success

Business Benefits

– Zero Harm culture

– Direct operational control

– Reduced turnover

– Cost benefit (approx US$7m pa)

Completion of transition March 2009

Slide 8

Agenda

Key Messages

Sustainability Business Overview Growth Options

Slide 9

Mount Keith mine and concentrator

Mine

- Open cut nickel mine
- Reserves[1] of 164 mt @ 0.57% Ni
- Mining rate of 38.8mbcm in FY2008
- Expanded fleet capacity in FY 2009
- Mine life of over 14 years

Concentrator

- Ore throughput capacity ~11.5 mtpa
- Recovery of 65%

Production

- 30-45 ktpa Ni in concentrate @ ~20% Ni grade



Hitachi EX 8000 Shovel

1. Total; full details available in the BHP Billiton Annual Report 2008

Slide 10

bhpbilliton
resourcing the future

Mount Keith mine

Increase in the fleet size as the pit Mining Rates expands and gets deeper

(Million BCM)

Accelerated stripping to expose 50 more ore

Increased continuity and reliability

of ore for the processing plant

Blending opportunities to improve 0 the management of head grade,

throughput and recovery

FY2005 FY2006 FY2007 FY2008

40 30 20 10

Slide 11

Positioned for success

The first Hitachi EX8000 and the build team.

Hours Average age of trucks

25,000 23,000 21,000

19,000 FRCP Compliant 793 Haul Truck

17,000 15,000

Slide 12 2006 2007 2008

Mount Keith optimisation – maximising value

Additional 120,000m of drilling data resulted in greater understanding of resource

Optimised economic value for business via new mine design

Final result:

1. Managed underlap between Stages G and H in FY2011 and 2012; and

2. Strip ratio and ore generation more consistent.

Slide 13

FY2008 Cost structure

Cash operating cost (%)

Royalties

Administration 1% 4%

Processing 22%

Mining 73%

Cost Reduction Initiatives

Transition to owner-operator

Increase in tyre life from 2,700 hours to 7,000 hours

Diesel consumption reduction through use of catalyst and improved equipment operation

Efficient reagent addition – on-stream analysis.

Slide 14

Agenda

Key Messages

Sustainability Business Overview Growth Options

Slide 15

Mount Keith growth options

Talc Redesign

Improved recovery of nickel

Increased viability of other deposits.

Satellite ore bodies

Significant growth potential

Exploration and definition drilling under way.

Ground Control Radar

Slide 16

Talc Redesign – unlocking value

Talc Ore - before...

Talc Ore - Pilot Plant

Conventional Process BHP Billiton’s Talc Redesign

Creates value through allowing treatment of otherwise difficult to treat ore

Increased recovery for Talc/Nickel ores

Access to Talc/Nickel ore in stockpiles

Makes other resources commercially feasible

BHP Billiton proprietary technology

Slide 17

Conclusion

Increasing mining rate to compensate for increased strip ratio

Processing plant improvements to treat talc ores

Owner operator

Growth options

Slide 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary